SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008
Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE REGULAR MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 20, 2008.

1. DATE, TIME AND PLACE: February 20, 2008, at 03:00 p.m., on Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo - SP, pursuant to the call notice, as provided for in the Bylaws.

2. CHAIRMANSHIP OF THE MEETING: Shakhaf Wine – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Secretary of the Meeting.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, who represented a quorum under the terms of the Bylaws. Also present to the meeting, as provided for in art. 163, §3 of Law nº 6.404/76, were the members of the Statutory Audit Committee of the Company, Paula Bragança França Mansur and Fabiana Faé Vicente Rodrigues, for evaluation of items 4.1 to 4.3. of the agenda, the Chief Executive Officer, Roberto Oliveira de Lima and the Executive Vice-President for Finance, Planning and Control, Ernesto Gardelliano and also the representatives of Ernst & Young Auditores Independentes S.S., Messrs. Drayton Teixeira de Melo and Luiz Carlos Passeti, in order to provide the necessary explanations. As provided for in § 2 of article 15 of the Company’s Bylaws, Mr. Ignácio Aller Mallo attended the meeting by videoconference.

4. AGENDA AND RESOLUTIONS:

 4.1. Approval of the Financial Statements, together with the Independent Auditors’ Opinion and the Annual Management Report for fiscal year ended 12.31.2007 – The Directors, after examination and discussion and due to the favorable opinion voiced by the members of the Statutory Audit Committee and by the Independent Auditor, approved, by unanimous and unqualified vote, the Annual Management Report, the Financial Statements, together with the Independent Auditors’ Opinion and the Statutory Audit Committee Opinion, as transcribed hereinbelow, to be submitted to the 2008 General Shareholders’ Meeting of the Company: “The undersigned members of the Statutory Audit Committee of Vivo Participações S.A., in the exercise of their duties and legal responsibilities, as set forth in items II, III and VII of Article 163, of Law 6404/76, have examined and reviewed the Annual Management Report and the Financial Statements for fiscal year ended on December 31, 2007 and, taking into consideration the explanations provided by the Management and the unqualified Opinion issued by Ernst & Young, Independent Auditors, on 02/08/2008, as well as the Profit Allocation Proposal for fiscal year 2007 and the Capital Budget for fiscal year 2008, issued on this date, voiced their opinion, by unanimous vote, that the above referred reports fairly reflect, in all material aspects, the equity and financial situation of the Company, whereby they recommend their approval, without restrictions, by the General Shareholders’ Meeting to be held for such purpose, under the terms of the Corporate Law. São Paulo, February 20, 2008. Paula Bragança França Mansur and Fabiana Faé Vicente Rodrigues – Members of the Statutory Audit Committee .”;

4.2. Capital Budget for fiscal year 2008, including needs to fund resources: approval of the submission of the 2008 Capital Budget of the Company (including its controlled company and the Company’s own budget) to the General Shareholders’ Meeting, under the terms and conditions provided for in the proposal reviewed by the Directors, which budget, adopted as a minimum and notional value, may be further reviewed along the year, according to the Company’s needs;

4.3. Resolution on the profit allocation for fiscal year 2007: approval of the submission, to the General Shareholders’ Meeting, of the profit allocation proposal for fiscal year 2007, which proposal has been already reviewed by the Statutory Audit Committee, as per the Opinion transcribed in item 4.1 above;

4.4. Approval of the Call Notice for the General Shareholders’ Meeting - Approval of the terms of the Call Notice for the General Shareholders’ Meeting, with the Executive Committee being since now authorized to adopt the necessary actions for the meeting to be held.

5. CLOSING OF THE MEETING: Since there was nothing further to be discussed, the meeting was closed and these minutes were drawn-up, read, approved and signed by all the attendees, being following transcribed in the proper book. Mr. Ignácio Aller Mallo will subsequently sign these minutes, once he was attending the meeting by videoconference.

Signatures: Shakhaf Wine, Chairman of the Meeting; Rui Manuel de M. D’Espiney Patrício; João Pedro Amadeu Baptista, represented by Mr. Shakhaf Wine; Felix Pablo Ivorra Cano; Ignácio Aller Mallo and Luis Miguel Gilpérez López, represented by Mr. Ignácio Aller Mallo; José Guimarães Monforte; Antonio Gonçalves de Oliveira and Luiz Kaufmann - Directors; Paula Bragança França Mansur and Fabiana Faé Vicente Rodrigues – Members of the Statutory Audit Committee; Breno Rodrigo Pacheco de Oliveira, Secretary.

I hereby certify that this is a faithful copy of the minutes, which were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.